NO ACT

PE
2-7-12



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE


12025737

March 29, 2012

Joseph Rinaldi
Davis Polk & Wardwell LLP
joseph.rinaldi@davispolk.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-29-12

Re: Roper Industries, Inc.
Incoming letter dated February 7, 2012

Dear Mr. Rinaldi:

This is in response to your letters dated February 7, 2012 and February 28, 2012 concerning the shareholder proposal submitted to Roper by Amalgamated Bank's LongView Large Cap 500 Index Fund. We also have received a letter on the proponent's behalf dated February 22, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Cornish F. Hitchcock
Hitchcock Law Firm PLLC
conh@hitchlaw.com

March 29, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Roper Industries, Inc.
Incoming letter dated February 7, 2012

The proposal requests that the board of directors repeal the company's "exclusive forum" bylaw.

We are unable to conclude that Roper has met its burden of establishing that it may exclude the proposal under rule 14a-8(i)(7) as a matter relating to the company's ordinary business operations. Accordingly, we do not believe that Roper may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Erin E. Martin
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

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February 28, 2012

Re: Shareholder Proposal of Amalgamated Bank Pursuant to Rule 14a-8 of the Securities and Exchange Act of 1934

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
via email: shareholderproposals@sec.gov

Ladies and Gentlemen:

On behalf of our client, Roper Industries, a Delaware corporation, we are writing in response to the letter written by Mr. Cornish Hitchcock on behalf of Amalgamated Bank's LongView LargeCap 500 Index Fund (the "**Proponent**"), dated February 22, 2012 (the "**Proponent's Letter**"). The Proponent's Letter responds to the Company's no-action request dated February 7, 2012 (the "**Roper Letter**"), relating to a shareholder proposal and supporting statement submitted by the Proponent for inclusion in the proxy materials the Company intends to distribute in connection with its 2012 Annual Meeting of Shareholders (the "**Proposal**"). Capitalized terms used but not otherwise defined herein have the meaning ascribed to them in the Roper Letter.

The Forum By-Law Does Not Seek to Eliminate the Rights of Shareholders to Litigate.

As a preliminary matter, we note the Proponent's Letter appears to misstate the express terms of the by-law it seeks to eliminate. The Proponent's Letter incorrectly describes the Forum By-Law as requiring that the Delaware Court of Chancery shall be the exclusive forum for certain litigations, "unless the Company consents," thereby suggesting an asymmetry between the options available to the Company and its shareholders. However, the Forum By-Law does not, in fact, permit the Company to "opt out" of the exclusive forum provision. The Proponent's Letter appears to have confused the Forum By-Law with certain variants of exclusive jurisdiction provisions adopted by other companies.

More fundamentally, the Forum By-Law does not seek to (a) deprive the rights of shareholders to bring suit with respect to any matter; or (b) insulate the Company or its directors or officers from liability with respect to any matter. Rather, the Forum By-Law simply provides that any litigation concerning the types of claims enumerated in the by-law must be litigated in the Delaware Court of Chancery. As described in the Roper Letter, the Forum By-Law was adopted by the Company, in consideration of the best interests of the Company and all of its shareholders, for legitimate purposes associated with management of its litigation strategy and expenses, legal compliance program and internal risk assessment.

The Proponent's Letter advances a highly technical argument in an attempt to apply the Forum By-Law to a hypothetical (and highly particularized) set of facts to suggest that, under certain circumstances, the by-law could be read to nullify a shareholder's statutory rights. Without engaging in a debate on the merits of the Proponent's analysis in this regard, the salient point here is that the very argument the Proponent is forced to make highlights the level of technical analysis and complexity involved in analyzing the implications and benefits of this type of provision for the Company's litigation strategy surrounding a specific case. As such, it underscores the fact that the Proposal seeks to micromanage the Company's litigation strategy and addresses matters appropriately considered in the realm of management responsibility.

The Issues Raised in the Proposal are Matters of Ordinary Business for the Company.

The Proponent's argument that the Forum By-Law does not fit within the various categories of "ordinary business" recognized by the Staff requires the blind adoption of the Proponent's assertion that the purpose of the by-law is to eliminate shareholders' rights rather than to manage the Company's litigation strategy and expenses, legal compliance program and internal risk assessment. As described above, and in the Roper Letter, this is not an accurate reflection of the Company's purpose in adopting the Forum By-Law nor of the Company's view of the impact of the Forum By-Law.

The Proponent's Letter offers no specific arguments that challenge the Company's conclusions, detailed in the Roper Letter, that the Forum By-Law is in the interest of its shareholders in terms of managing the Company's litigation strategy and expenses, legal compliance and internal risk assessment. We do not intend to repeat the contents of the Roper Letter as to the basis for exclusion of the Proposal but in response to certain specific aspects of the Proponent's Letter we note:

- In advancing its highly particularized and hypothetical fact patterns, the Proponent's Letter underscores the complexity of an analysis of forum selection as a matter of litigation strategy. Moreover, the Staff has never required that in order to exclude a shareholder proposal that relates to management of litigation strategy that the proposal relate to a particular case, suit or claim, or the minutiae of a given case.

- The Proponent's Letter questions the Company's assessment of the costs of multi-jurisdictional litigation. However, the Staff has consistently recognized that decisions related to administrative costs and expenses are part of a company's ordinary business without requiring a company to also demonstrate how and whether such decisions are indeed cost-effective.

While we do not agree with a number of the characterizations in the Proponent's Letter of past no-action letters, we agree that the Staff has not previously decided whether to permit the exclusion of a proposal addressing the matters raised by the Forum By-Law. However, as outlined in the Roper Letter, the purpose and operation of the Forum By-Law clearly relates to and addresses the same subject matters (e.g., matters related to management of a company's litigation, administrative expenses, compliance with law and internal risk assessment) which the Staff has long recognized can be excluded under Rule 14a-8(i)(7) as matters of ordinary business. The Proponent's Letter provides no basis to compel a contrary result here.

The Proponent's Letter seeks to rely on the Staff's decisions not to exclude certain types of proposals that address indemnification of directors and officers in support of its position that the Forum By-Law does not involve ordinary business. We believe that those decisions are inapposite because those proposals focus on the substantive liability of directors and officers, whereas the Forum By-Law simply addresses where an action will be litigated.

The Issues Raised in the Proposal are Not Matters of Significant Social Policy.

The Proponent's Letter disputes the assertion made in the Roper Letter that the subject matter of the Proposal does not raise a significant policy issue. The topic of exclusive forum by-laws remains a narrow one that has garnered limited interest in certain legal and professional circles, but is nowhere near approaching topics that the Staff has found to concern significant social policies, such as human rights, environmental issues, or for that matter, net neutrality, which we discuss further below. The level of public discussion described in the Proponent's Letter, including a recent study by a law firm partner finding that a few hundred Delaware companies have adopted exclusive forum provisions, recent and nascent litigation commenced against a few Delaware companies, and the recent adoption of recommendations by proxy advisory services, does not rise to the level the Staff has required in the past in order to constitute a significant policy issue.

The Proponent's Letter cites to the recent Staff decision regarding net neutrality proposals, but we believe that in fact the Staff's views in this area demonstrate exactly the high bar that is necessary for an issue to be considered a matter of significant social policy. The Staff noted just this month that its decision, a change from prior years, was made "In view of the sustained public debate over the last several years concerning net neutrality and the Internet and the increasing recognition that the issue raises significant policy considerations." *Verizon Communications Inc., February 13, 2012.* For the past three years, shareholder proposals on net neutrality were considered matters of ordinary business, and not significant policy issues, even in light of those proponents' letters pointing to evidence of: public debates in Congress and proposed legislative bills, statements by the President and presidential candidates, the recognized importance of the Internet to society, the subject matter of over 100,000 comments received on a proposed rulemaking at the Federal Communications Commission, and widespread media attention at all levels from blogs, local press and recognized nationwide media. In terms of the attention received and the debate generated, the question of whether companies can adopt exclusive forum provisions hardly compares. The Proponent's Letter has not demonstrated in any way that the subject of exclusive forum approaches the levels necessary to be considered a significant social policy issue.

As discussed in the Roper Letter, the aforementioned reasons for adopting the Forum By-Law all relate to the ordinary business operations of the Company. Therefore, the Proposal's request that the board repeal the Forum By-Law relates to the Company's ordinary business operations and should be excluded from the Company's proxy materials under 14a-8(i)(7).

Respectfully yours,



Joseph Rinaldi

cc: Ning Chiu (Davis Polk & Wardwell LLP)
Cornish F. Hitchcock (Hitchcock Law Firm PLLC)
Scott Zdrazil (Amalgamated Bank)
David B. Liner (Roper Industries, Inc.)

HITCHCOCK LAW FIRM PLLC
5505 CONNECTICUT AVENUE, N.W. • NO. 304
WASHINGTON, D.C. 20015-2601
(202) 489-4813 • FAX: (202) 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

22 February 2012

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Via e-mail

Re: Request for no-action relief filed by Roper Industries

Dear Counsel:

On behalf of Amalgamated Bank's LongView LargeCap 500 Index Fund (the "Fund") I am responding to the letter from counsel for Roper Industries, Inc. ("Roper" or the "Company") dated 7 February 2012) ("Roper Letter"). In that letter Roper seeks no-action relief as to a shareholder proposal that the Fund submitted for inclusion in the proxy materials to be distributed for the 2012 annual meeting. For the reasons set forth below, the Fund respectfully asks the Division to deny the requested relief. We would be grateful as well if you could send a copy of the decision to the undersigned by fax or e-mail.

The Fund's Proposal and Roper's Objections.

The Fund's resolution asks the Roper board "to repeal the Company's 'exclusive forum' bylaw, which was unilaterally adopted by the board of directors and which generally requires shareholders to bring certain types of legal actions only in Delaware, the state where the Company is incorporated."

The resolution stems from the fact that in March 2011 Roper's board unilaterally and without notice to shareholders adopted a bylaw (the "Bylaw") stating that, unless the Company consents, the Delaware Court of Chancery shall be the "sole and exclusive forum" for the following:

> "(i) any derivative action or proceeding brought on behalf of the corporation,
> "(ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the corporation to the corpora-

tion or the corporation's stockholders,
"(iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, or
"(iv) any action asserting a claim governed by the internal affairs doctrine."

The Bylaw adds: "Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the corporation shall be deemed to have notice of and consented to the provisions of this [bylaw]."

The supporting statement notes that this change deprived shareholders of the flexibility that they normally enjoy under statutes and court rules to choose the forum in which to assert claims of wrongdoing. The statement also questions the rationales for an exclusive forum provision, citing a lack of evidence that the claims affected by the Bylaw impose undue costs or that Delaware is a more efficient place to litigate claims particularly when (as here) Roper is based in another state and likely has no witnesses or discoverable materials in Delaware. The statement characterizes the Bylaw as "a solution in search of a problem," adding that the board "should not abridge the right of shareholders to protect their investments" through such a "deprivation of shareholder rights."

Because the Bylaw bears on litigation, Roper makes the predictable claim that the Proposal involves the Company's "ordinary business" and may thus be excluded under Rule 14a-8(i)(7). More particularly, Roper recites the familiar objections about how the Proposal involves nothing more than compliance issues, litigation strategy, administrative costs, risk evaluation and the purported lack of a significant policy issue. Not so, as we now demonstrate.

Discussion.

We begin by discussing what is not at issue here. The Proposal does not seek to dictate or micromanage Roper's litigation strategy. Unlike some proposals that have been excluded in the past, the Fund's Proposal does not urge the Roper board to file or settle a particular lawsuit. It does not try to insert shareholders into the minutiae of a given case, such as trying to dictate what law firm to hire, what defenses to raise or whether to file a motion to dismiss instead of answering a complaint. Differently put, the Proposal does not try to regulate Roper's *internal* decisions about how to initiate or manage litigation. What the Proposal does address is an *external* matter, namely, rights created under federal law, state law and court rules that allow Roper shareholders to choose where to initiate and maintain litigation. The Bylaw is touted as a modest tool to manage litigation costs, but in reality the Bylaw is a naked power grab by which the board unilaterally nullified shareholders' statutory rights without giving those owners any notice, much less an opportunity to vote on the issue. Board actions that unilaterally snuff out statutory rights surely cannot be considered an "ordinary" piece of business.

Moreover, any notion that the Bylaw is modest in scope rests on a false premise, namely, that the Bylaw's focus is on Delaware state law issues being litigated in Delaware state court. Not so. After stating that "any derivative claim" must be litigated in Delaware, the Bylaw also consigns to Delaware state court any "*action* asserting a *claim*" for breach of fiduciary duty by an officer, director or employee; for a violation of the Delaware General Corporation Law; or involving the "internal affairs" of the company.

Thus the Bylaw covers not just "claims" under Delaware state law, but any "action" in which such a "claim" is asserted. As a result, a garden-variety securities complaint alleging direct claims under federal law and derivative claims under state law could only proceed in state court. In effect, the Bylaw nullifies a shareholder's right to pursue claims in federal court if the court would have diversity jurisdiction or supplemental jurisdiction over the state law claims. The Bylaw also overrides Congress's determination in the Securities Litigation Uniform Standards Act ("SLUSA") that, with limited exceptions, national securities class actions are to be litigated only in federal court. A so-called "Delaware carve-out" allows statutory or common law claims under the law of the state of incorporation to be litigated in either state court or federal court. 15 U.S.C. §§ 77p(d)(1)(A), 78pp(f)(3)(A). However, SLUSA is neutral on whether one forum is to be preferred over the other, and the Supreme Court has ruled that a "plaintiff's choice of forum should rarely be disturbed," subject to overriding *forum non conveniens* considerations based on the availability of witnesses and documents and the like. *Piper Aircraft Co. v. Reyno*, 454 U.S. 235, 241 (1981) (internal citations omitted).

Whence came this significant change in the rights of shareholders *vis-à-vis* the companies in which they invest? The answer is a bit of *dictum* in an opinion by a Delaware trial judge. In *In re Revlon, Inc. Shareholders Litigation*, Consol. 990 A.2d 940 (Del. Ch. 2010) *available at* http://www.delawarelitigation.com/uploads/file/int47(1).pdf, Vice Chancellor Laster discussed what he viewed as problems with "frequent filer" plaintiffs' attorneys who may file cases in multiple jurisdictions and be unable to devote adequate attention to an individual case. He noted that "if boards of directors *and stockholders* believe that a particular forum would provide an efficient and value-promoting locus for dispute resolution, then corporations are free to respond with *charter* provisions selecting an exclusive forum for intra-entity disputes. 990 A.2d at 960, slip op. at 38 (footnote omitted) (emphasis added). In a footnote he cited section 102(b)(1) of the Delaware General Corporation Law, which defines the permissible contents of a corporate charter, including provisions "defining, limiting and regulating the powers of the corporation, the directors, and the stockholders." *Id.* at n.8.

Thus, to the extent that *Revlon* contemplated the emergence of exclusive forum provisions, such provisions should reside in a company's charter. *Revlon* made no mention of bylaws, other than a footnote citation to a law review article noting that Oracle Corporation's bylaws had a Delaware exclusive forum provision for derivative litigation. *Id.* Less than a year later, however, a federal judge refused to enforce Oracle's bylaw, explaining that directors may not unilaterally impose such a bylaw on shareholders, citing the lack of negotiation of its terms and the imbalance of bargaining power. *Galaviz v. Berg*, 763 F. Supp. 2d 1170 (N.D. Cal. 2011).

Why does the distinction between charter amendments and bylaw amendments matter? In a word, "power." As the previously highlighted language from *Revlon* suggests, Delaware law requires shareholders to approve charter amendments, Del. Gen. Corp. L. § 242, though not bylaw amendments, which may be adopted either the board or by the shareholders. Del. Gen. Corp. L. § 109.

We make these points not to ask the Division to decide who is right on the law. That will likely happen soon enough, inasmuch as shareholders recently filed suits against nine Delaware companies (though not Roper) that adopted exclusive forum bylaws without shareholder approval.[1] For present purposes, the prior discussion seeks to demonstrate that exclusive forum provisions involve more than technical or purely internal questions of how to a company manages its litigation budget or makes tactical decisions in a given case. Instead, the issue raises basic and important questions about shareholder rights created by statute.

The importance of the issue is underscored by a January 2012 study that reports how the number of Delaware corporations that have adopted an exclusive forum bylaw or charter amendment has doubled in the eight months from April 2011 to the end of 2011, from 82 to 195. Claudia H. Allen, *Study of Delaware Forum Selection in Charters and Bylaws* (25 January 2012).[2] Interestingly, 95 percent of the charter amendments were adopted or proposed in conjunction with initial public offerings, spin-offs or reorganizations in bankruptcy, where shareholder approval is not required. Only six charter amendments were presented to shareholders in 2011, five of which passed (two by a narrow margin and another two with significant insider holdings). Bylaws constitute only 35% of the exclusive forum provisions as of early 2012, with 51 companies adopting such bylaws in 2011.

Because this issue does come to a vote at some companies, the two leading

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[1] http://newsandinsight.thomsonreuters.com/Legal/News/2012/02_-_February/Shareholder_lawyers_sue_over_Delaware_forum-selection_bylaws/.

[2] The study is summarized at http://blogs.law.harvard.edu/corpgov/2012/02/14/delaware-corporations-seek-to-counter-forum-shopping/ and is available through http://www.ngelaw.com/pubs/uniEntity.aspx?xpST=PubDetail&pub=623.

proxy advisors have adopted voting guidelines on the topic in a short period of time (although neither has opined on the enforceability of such bylaws). Institutional Shareholder Services takes a case-by-case approach, asking whether a given company has shareholder-friendly practices and has demonstrated material harm from litigating intra-corporate disputes outside Delaware.[3] Glass Lewis recommends against such proposals and against re-electing governance committee chairs at companies that adopt such a proposal without shareholder approval or going public.[4] In addition, the Council of Institutional Investors recently amended its Corporate Governance Policies by adding this new section 1.9: "U.S. companies should not attempt to restrict the venue for shareowner claims by adopting charter or bylaw provisions that seek to establish an exclusive forum."[5]

It is difficult to imagine a topic gathering so much attention so quickly if the stakes were as small as Roper claims. In the next section we turn to Roper's no-action letters and explain why they do not warrant exclusion of the Fund's proposal.

Response to Roper's no-action letters.

The fact that the Proposal involves litigation does not trigger a *per se* rule that the "ordinary business" exclusion applies. For example, the Division has long taken the position that indemnification of directors and key employees involves more than "ordinary business" concerns. *Western Union* (22 July 1987) (rejecting "ordinary business" claim against a proposal that "future indemnification be limited only to the cost of legal defense against any action brought against the corporation or Board members and key employees. No legal fees or insurance is to be obtained to indemnify third parties against other actions.")[6]

The Roper Letter tries to fit the Proposal into various categories that the Division has identified as grounds for excluding a proposal under Rule 14a-8(i)(7). However, in each case, the fit is Procrustean at best.

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[3] http://www.issgovernance.com/files/ISS_2012US_Updates20111117.pdf at p. 13.

[4] http://glasslewis.com/downloads/1696-318.pdf at pp. 5-6.

[5] http://www.cii.org/UserFiles/file/CII%20Corp%20Gov%20Policies%20Full%20and%20Current%2012-21-11%20FINAL%20%282%29.pdf

[6] *Western Union* nicely illustrates the importance of looking beyond labels such as "litigation-related" and examining the substance of a proposal. In that letter the Division agreed with the company as to omission of a clause in the proposal that asked the company to terminate its indemnification insurance coverage. The Division concluded that whether or how to purchase insurance coverage was an ordinary business matter, even if the question of who should be indemnified and to what extent could properly be voted.

• *Legal compliance*: The Division has allowed the exclusion of proposals asking a company to appoint a board committee or take other steps to assure that the company is in compliance with the law, given that complying with applicable laws is an element of management's responsibility. Three of the letters cited by Roper fit this mold, one is miscited, and the final one is a stretch at best.[7] Of course, the Proposal is not about promoting compliance with applicable laws, but whether the board has the power to deprive shareholders of their statutory rights.

• *Trying to steer or micromanage litigation strategy:* The (i)(7) exclusion may be invoked to block proposals that would micromanage how a company conducts its day-to-day business on issues that are too "complex" or involve too much "intricate detail" for shareholders as a whole "to make an informed judgment." 63 Fed. Reg. 29106, 29108 (28 May 1998) (footnote omitted) (the "1998 Release"). In the litigation context, this interpretation may rule out proposals of the sort that Roper cites, *i.e.*, proposals to require the filing of a particular suit, to settle a particular case, to stop spending money on lawyers in certain cases, to report on activities that may or may not be illegal, or to provide warning labels for a product to avoid liability issues.[8] The issue presented by the Fund's Proposal is materially different: Do Roper shareholders favor surrendering statutory rights in order to receive the benefits touted by the board? That is surely not a matter of surpassing "complexity," nor does it involve "intricate detail." Indeed, if the benefits are as great as the Roper board appears to believe, the board should welcome an opportunity to present the issue to Roper's owners, rather than serve it up as a *fait accompli.*

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[7] Of the letters cited in the Roper Letter (at p. 3), *FedEx Corp.* (14 July 2009), *The AES Corp.* (9 January 2007) and *ConocoPhillips* (23 February 2006) are standard-issue "appoint a board committee" proposals with the stated goal of assuring compliance with legal requirements. Roper miscites *Western Union* (23 July 1987) for reasons discussed *supra* at p. 6 & n.2, given that the Division ruled that part of the indemnification proposal could be voted. *Genetronics* (4 April 2003) sought adoption of a policy asking directors and officers to avoid "all" financial conflicts and not do business with companies with which a director or officer has a financial stake; Roper reads this letter as seeking to assure compliance with a fiduciary duty, but the Division allowed exclusion on the ground that it covers ordinary transactions as well as extraordinary transactions, which is a separate basis for exclusion under the (i)(7) exclusion. For the Roper board unilaterally to deprive shareholders of statutory rights hardly qualifies as an "ordinary" transaction.

[8] Of the letters Roper cites (at pp. 4-5) *NetCurrents, Inc.* (8 May 2001) and *Point Blank Solutions, Inc.* (10 March 2008) involved a proponent's effort to have the board file suit against specific individuals, and *Point Blank Solutions* also involved settlement of a pending case; the proposal in *Merck & Co.* (3 February 2009) sought to divert funds being used to pay defense counsel in Vioxx tort liability cases to paying victims; *AT&T, Inc.* (9 February 2007) sought a report on the company's cooperation with government agencies to provide information without a warrant, and *Reynolds American, Inc.* (7 March 2007) sought greater warnings on the hazards of second-hand smoke.

• *Managing or micromanaging administrative costs*: A related argument is that shareholder proposals may not seek to manage administrative costs. Roper's argument here is the Company is trying to manage litigation costs through a bylaw that merely consolidates certain types of litigation in a single forum, thus avoiding the expense of litigating duplicative suits over the same transaction or event. Roper offers no factual basis for this assertion, which is open to doubt, as we explain in the margin.[9] On the substance, the cited letters may be distinguished because they mostly involve shareholder efforts to learn or to regulate how a company manages costs on certain internal operations or spends money on service providers. Ironically, two of the cited letters underscore our earlier point that some facets of a topic may be valid, even if others are not. Thus, *Johnson & Johnson* (13 January 2004) notes how shareholders may present proposals dealing with a company's policy for making charitable contributions, though not try to direct or ban donations to specific recipients; *Medallion Financial Corp.* (11 May 2004) recognizes that shareholders may offer a proposal on asking the company to retain an investment banker to advise on an extraordinary transaction (such as selling the company), but not on non-extraordinary alternatives.[10] *See also Raytheon Co.* (29 March 2011) (company may not exclude proposal focusing on general political activities).

• *Evaluating risk*: Roper acknowledges (at pp. 5-6) that STAFF LEGAL BULLETIN 14E changed the Division's policy in order to permit proposals on board oversight a company's risk management. The Proposal is said to fall outside of this category because it deals with "the kind of internal risk assessment the Company must make on a day-to-day basis" (Roper Letter at 6). This description mischaracterizes the Bylaw, and we sincerely hope that eliminating statutory rights without a shareholder vote is not how the Roper board views its day-to-day responsibilities.

• *No significant policy issue:* Roper concludes by arguing (at pp. 6-7) that

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[9] As noted earlier (at pp. 3-4), there are serious questions about the validity and enforceability of such bylaws, and those issues are being litigated at some companies. But even if those suits are one-off events, the breadth of Roper's Bylaw – embracing entire "actions" and not merely state law "claims" – may induce plaintiffs' counsel who are the target of the Bylaw to search for ways around it. Thus, instead of filing a single "action" alleging securities claims under federal law and derivative claims under Delaware law, plaintiffs' counsel may instead file two actions with the exclusively federal claims being litigated outside of Delaware. Such a multi-state, multi-court scenario would hardly streamline litigation or slash litigation costs.

[10] The letters cited by Roper (at p. 5) sought a report on how a health care insurer is responding to demands for affordable health care (*WellPoint, Inc.* (25 February 2011)) and a report on company legal expenses (*Puerto Rican Cement Co.* (25 March 2002), as well as a bid to make the company rotate auditors every four years, even though the Division has long viewed auditor retention as "ordinary business." *Allstate Corp.* (5 February 2003).

the Proposal is devoid of a significant policy component, lacks public attention and is not a consistent topic of widespread public debate. Despite Roper's efforts, the Commission's guidance on this point is to the contrary. In the seminal Release No. 34-12009, the Commission stated that the exclusion covers "business matters that are mundane in nature and do not involve any substantial policy or other considerations." 41 Fed. Reg. 52994, 52998 (3 December 1976). In the 1998 Release the Commission reiterated that while some tasks are "so fundamental to management's ability to run a company on a day-to-day basis," there are some "significant policy issues" would "transcend" day-to-day operations so as to warrant a vote. 63 Fed. Reg. at 29108. Executive compensation is perhaps the paradigmatic example, *see* - STAFF LEGAL BULLETIN 14A. Earlier this month, the Division had a similar change in its view regarding the policy significance of "net neutrality" at telecommunications companies. *AT&T, Inc.* (10 February 2012).

The Fund does not concede that depriving shareholders of their statutory rights is "so fundamental" to Roper's ability to run its business on a day-to-day basis that shareholders should be denied a vote on the matter. The point is underscored by considering the topics in the proposals discussed above that, if properly delimited, are fit for a shareholder vote notwithstanding the (i)(7) exclusion – indemnification of officers and directors, a company's policy on charitable donations or political activities, and retaining expert advice on whether to undertake an extraordinary transaction. Such topics do not normally appear on the front page of newspapers, headline the evening news or go viral on the Internet. The protection of shareholder statutory rights is surely no less significant.

Conclusion.

For these reasons, Roper has not sustained its burden of showing that the Fund's proposal may be excluded from the Company's proxy materials, and we respectfully ask the Division to deny the requested relief.

Thank you for your consideration of these points. Please do not hesitate to contact me if you have any questions or if there is further information that we can provide.

Very truly yours,



Cornish F. Hitchcock

cc: Joseph Rinaldi, Esq.

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Davis Polk

Davis Polk & Wardwell LLP
450 Lexington Avenue
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212 450 4000 tel
212 701 5800 fax

February 7, 2012

Re: **Shareholder Proposal Submitted by Amalgamated Bank**

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
via email: shareholderproposals@sec.gov

Ladies and Gentlemen:

On behalf of our client, Roper Industries, a Delaware corporation (the "**Company**" or "**Roper**"), we write to inform you of the Company's intention to exclude from its proxy statement and form of proxy for the Company's 2012 Annual Meeting of Shareholders (collectively, the "**2012 Proxy Materials**") the shareholder proposal and related supporting statement (the "**Proposal**") received from Amalgamated Bank's LongView Large Cap 500 Index Fund (the "**Proponent**"). We hereby request confirmation that the staff of the Office of Chief Counsel (the "**Staff**") will not recommend any enforcement action if, in reliance on Rule 14a-8, under the Securities Exchange Act of 1934, as amended, Roper omits the Proposal from its 2012 Proxy Materials.

Pursuant to Rule 14a-8(j) this letter is being filed with the Commission no later than 80 days before Roper files its definitive 2012 Proxy Materials, and a copy of this submission is being sent simultaneously to the Proponent as notification of the Company's intention to omit the Proposal from its 2012 Proxy Materials. Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), question C, we have submitted this letter to the Commission via email to shareholderproposals@sec.gov.

This letter constitutes the Company's statement of the reasons that it deems the omission of the Proposal to be proper. We have been advised by the Company as to the factual matters set forth herein.

Introduction

The Proposal and related correspondence, which is attached hereto as Exhibit A, requests that:

> "the board of directors [] repeal the Company's "exclusive forum" bylaw, which was unilaterally adopted by the board of directors and which generally requires shareholders to bring certain types of legal actions only in Delaware, the state where the Company is incorporated."

A copy of its amendment to the by-laws was filed by Roper on March 22, 2011, on Form 8-K, and is attached hereto as Exhibit B. The exclusive forum provision adopted by the Company states:

> The Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the corporation to the corporation or the corporation's stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, or (iv) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the corporation shall be deemed to have notice of and consented to the provisions of [the exclusive forum by-law].

This by-law (the "**Forum By-Law**") essentially provides that the actions or proceedings enumerated in the by-law, all of which are governed by and require the application of Delaware General Corporation Law, must be brought exclusively in the Court of Chancery of the State of Delaware. The Forum By-Law does not curtail or alter shareholders' rights to bring actions and proceedings in their own name or that of the Company, it simply requires that such actions be brought in the Delaware Court of Chancery, the court that specializes in such matters and has the greatest expertise in the Delaware General Corporation Law. The adoption of the Forum By-Law is intended to reduce the risk and confusion of inconsistent or conflicting interpretation or application of the same provisions of Delaware law by courts in different jurisdictions as they apply to the enumerated matters. The Forum By-Law affords greater certainty with respect to the outcome of such litigation both because of the well developed body of case law with respect to such matters in Delaware, and because it avoids the risk of misapplication of applicable aspects of Delaware law by courts less familiar with it. As such, the Forum By-Law facilitates the Company's design and management of its legal compliance practices and procedures. Moreover, the Forum By-Law was adopted in order to avoid the wasteful and unnecessary Company expenses (including settlement costs) and duplication inherent in multi-jurisdictional litigation for these types of cases and to facilitate the more efficient administration of cases.

Statement of Reasons to Exclude

The Proposal may be omitted from the 2012 Proxy Materials under Rule 14a-8(i)(7) because it deals with a matter relating to Roper's ordinary business operations and does not involve a significant policy issue.

Under Rule 14a-8(i)(7), a proposal may be excluded if it "deals with a matter relating to the conduct of the ordinary business operations of the registrant," provided that it does not have "significant policy, economic or other implications inherent in" it. *Exchange Act Release No. 34-12999* (Nov. 22, 1976) (the "**1976 Release**"). The policy underlying the "ordinary business" exclusion "is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *Exchange Act Release No. 34-40018* (May 21, 1998) (the "**1998 Release**"). This general policy reflects two central considerations: (i) certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight; and (ii) the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. *1998 Release*, citing in part the *1976 Release*.

The Company believes that the Proposal may properly be excluded under Rule 14a-8(i)(7) for several reasons. The Proposal purports to address the manner in which the Company determines to comply with laws and regulations applicable to its business, and seeks to micro-manage the Company's decisions involving administrative costs and expenses as well as its litigation strategy, matters that are not appropriate for shareholder oversight. The Proposal also purports to address how the Company manages its internal assessment of risk, a matter the staff has consistently held can be excluded from the Company's proxy materials under Rule 14a-8(i)(7). Finally, the Proposal does not raise the type of significant social policy issues that "transcends the day to day business matter of the company."

A. *The Proposal deals with the manner in which the Company determines to comply with laws and regulations.*

The Staff has long recognized that a company's compliance with laws and regulations is a matter of ordinary business, and proposals relating to a company's legal compliance program can be excluded because they infringe on management's core function of overseeing business practices.

The selection of the Court of Chancery of Delaware as the exclusive forum for certain types of litigation actions, including actions asserting breaches of fiduciary duties and derivative claims, involve matters of legal compliance, and the Staff has routinely concurred that proposals addressing such matters can be excluded. *See, e.g., Genetronics Biomedical Corp.* (April 4, 2003) (concurring in the exclusion of a proposal dealing with the company's approach to ensuring compliance with fiduciary obligations); *Western Union Corp.* (July 22, 1987) (concurring in the exclusion of a proposal that would have regulated the company's approach to indemnifying directors for fiduciary violations); *ConocoPhillips* (February 23, 2006) (concurring in the exclusion of a proposal relating to a prospectus regarding a proposed merger, an issue potentially involving derivative shareholder actions); *FedEx Corp.* (July 14, 2009) (concurring in the exclusion of a proposal asking the board to establish an independent committee to ensure compliance with, among other things, state law); *The AES Corporation* (January 9, 2007) (concurring in the exclusion of a proposal seeking the creation of board oversight committee to monitor compliance with, among other things, state law).

Ensuring compliance with laws is part of any public company's efforts to conduct its business in the best interest of shareholders. The Company develops policies, procedures and practices that are designed to fulfill its legal obligations and the Forum By-Law was adopted as part of the Company's efforts to manage its compliance with laws and regulations. The Delaware General Corporation Law imposes numerous statutory and common law obligations on the Company, officers and Board members, compliance with which depends on an understanding of the nuanced principles that the Delaware courts have developed in interpreting these laws. Selecting the Court of Chancery in Delaware as the exclusive forum for allegations involving fiduciary duties, as one example, provides certainty to the Company as it manages its compliance practices and procedures, allowing the Company to avoid the uncertainty associated with possibly different or even conflicting applications of Delaware laws, by different courts, across different jurisdictions. The Company is able to implement programs, policies and procedures based strictly on how the Delaware Court of Chancery interprets and applies Delaware law, and follow developments in the judgments of the Delaware court and its reasonings regarding the Delaware General Corporation Law in managing its compliance efforts.

Ensuring such compliance through company policies and procedures is an integral part of the Company's day-to-day and ordinary business operations, and exactly the type of "matters of a complex nature" that are not appropriate for micro-managing through shareholder proposals.

B. *The Proposal seeks to micro-manage the Company's litigation strategy.*

The Staff has consistently taken the position that shareholder proposals dealing with a company's litigation strategy can be properly excluded from a company's proxy materials under Rule 14a-8(i)(7). *See, e.g., Merck & Co.* (February 3, 2009) (concurring in the exclusion of a proposal to take certain actions in ongoing litigation because it dealt with "litigation strategy"); *AT&T Inc.* (February 9, 2007) (concurring in the exclusion of a proposal requesting that the company issue a report on disclosures made to the government while the company was a defendant in pending lawsuits related to such disclosures); *Reynolds American Inc.* (March 7, 2007) (concurring in the exclusion of a proposal requesting the company provide minors with information on the health hazards of secondhand smoke, including their legal options, where the company was generally involved in secondhand smoke litigation).

The Staff's prior no-action letter determinations include proposals that impact a company's litigation strategy, even when no ongoing or pending litigation is involved. *See, e.g., NetCurrents, Inc.* (May 8, 2001) (concurring in the exclusion of a proposal requiring the company to file a derivative suit against certain officers for fiduciary violations); *cf. Point Blank Solutions, Inc.* (March 10, 2008) (concurring in the exclusion of a proposal seeking to direct the company's ongoing litigation strategy but also asking the company to initiate litigation).

Part of a public company's litigation strategy involves an evaluation of both existing litigation and potential future actions, with efforts focused on mitigating its litigation exposure. This includes selecting the best possible venue from a company's standpoint for ongoing suits and suits that may arise, and the Forum By-Law has been adopted by the Company as part of such a comprehensive litigation strategy. By asking shareholders to vote on requesting that the Company's board of directors repeal the Form By-Law that it has adopted, the Proposal seeks to limit management's ability to manage its litigation strategy by preventing the Company from taking the steps that it believes are necessary to prevent duplicative multi-jurisdictional litigation that can be harmful to the Company.

Management of litigation is complex, making it a task that is suitable for management because of their detailed knowledge of Company operations, their experience in such matters and access to professional advisors who are well-informed of the Company's litigation risks and the risks borne from experience at similar companies. To make informed determinations as to any aspect of a company's litigation strategy, including the benefit of provisions such as the Forum By-Law for the overall litigation strategy of the Company and so whether such provisions are in the interests of the Company, a great deal of information and understanding of, for example, the general costs and risks of multi-jurisdictional litigation, the Company's litigation profile, the consequence of potential strategies that plaintiffs may employ in multi-jurisdictional litigation and the Company's assessment of the potential impact of such litigation on the Company is required. Given the level of detailed information and knowledge required to make such an informed decision, the subject matter of the Proposal must be considered as being inherently within the purview of "ordinary business."

C. *The Proposal seeks to micro-manage decisions made by the Company in its management of administrative costs and expenses.*

Reducing litigation expenses and exposure while being fully compliant with applicable laws is part of every public company's efforts toward managing their businesses, requiring an evaluation of legal costs. The Staff has previously determined that proposals focused on how a company manages administrative costs are excludable because they seek to micro-manage the Company's management of its expenses. *WellPoint, Inc.* (February 25, 2011) (concurring in the exclusion of a proposal seeking a board report on the costs of complying with, among other things, certain laws because the proposal related to "the manner in which the company [managed] its expenses"); *Allstate Corp.* (February 5, 2003) (concurring in the exclusion of a proposal asking the board to undertake a study of its legal expenses); *Puerto Rican Cement Co., Inc.* (March 25, 2002) (concurring in the exclusion of a proposal asking the board to prepare a report on its legal expenses); *Johnson & Johnson* (January 12, 2004) (concurring in the exclusion of a proposal that dealt with the company's evaluation, and response to, its expenses); *Medallion Financial Corp.* (May 11, 2004) (concurring in the exclusion of a proposal that involved an extraordinary transaction - and thus a significant policy issue - but also dealing with the company's management and control of expenses).

In selecting the Court of Chancery in Delaware as the exclusive forum for the actions specified in the Forum By-Laws, the Company considered, among other things, that higher litigation costs may arise from (i) the logistics of litigating a case in different jurisdictions, (ii) the possibility of increased settlement costs due to multi-jurisdictional litigation and potentially abusive tactics that such litigation allows, (iii) the less predictable and potentially more protracted schedule for resolving intra-corporate disputes in forums other than the Delaware Court of Chancery, and (iv) the business risk uncertainty and hence cost associated with inconsistent, and confusing, applications of Delaware law.

The Proposal itself recognizes the assessment of costs and expenses related to multi-jurisdictional litigation are key considerations for the adoption of by-laws such as the Forum By-Law. The supporting statement for the Proposal states that there is "no evidence that the [multi-jurisdictional litigation] system imposes undue costs [on the Company]." The Company disagrees with this assessment of the impact of multi-jurisdictional litigation on the Company's costs and expenses. In any event, the relevant point here is that such assessment of costs and expenses and means of minimizing such costs and expenses are by their nature complex issues requiring expertise and detailed knowledge of the Company's operations and litigation profile, as well as access to professional advisors. As such, the subject matter of the Proposal is most appropriately considered a matter relating to the Company's ordinary business operations, rather than the proper subject of a shareholder vote at an annual meeting.

The Proposal impacts the Company's management of its administrative costs and expenses associated with managing litigation and, as it implicates the ordinary business matters of the Company, the Proposal may be excluded from the 2012 Proxy Materials.

D. *The Proposal relates to the ordinary business matter of evaluating risk.*

The Proposal is properly excludable pursuant to Rule 14a-8(i)(7) because the Proposal pertains to matters of the Company's ordinary business operations - namely, general risk management matters. The Staff has consistently taken the position that proposals that interfere with a company's internal assessment of risks and liabilities can be excluded from the company's proxy materials under Rule 14a-8(i)(7). *See, e.g., The Mead Corporation* (January 31, 2001) (concurring in the exclusion of a proposal dealing with, among other things, the company's "liability projection methodology"); *Cinergy Corp.* (February 5, 2003) (concurring in the exclusion of a proposal dealing with, among other things, economic risks associated with the company's actions); *Pulte Homes, Inc.* (March 1, 2007) (concurring in the exclusion of a proposal requesting that a company assess its response to regulatory, competitive, and public pressure to increase energy efficiency).

As discussed above, in adopting the Forum By-Law, the Company considered the risks associated with multi-jurisdictional litigation, and also efforts to mitigate those risks. While Staff Legal Bulletin No. 14E indicates that "a proposal that focuses on the board's role in the oversight of a company's management of risk may transcend the day-to-day business matters of a company and raise policy issues so significant that it would be appropriate for a shareholder vote," the subject matter of the Proposal is not the board's role in managing risk. Rather, the Proposal relates to the Company's general risk assessment involving litigation risks and the decisions it has made to mitigate those risks to best manage the Company's multi-state business operations. Because the Proposal deals with the kind of internal risk assessment the Company must make on a day-to-day basis, it can be excluded from the Company's Proxy Materials under Rule 14a-(8)(i)(7).

E. *The Proposal does not raise a significant policy issue.*

The Proposal does not have significant policy, economic or other implications. A proposal relating to ordinary business matters might not be excludable under Rule 14a-8(i)(7) if the proposal relates to a "significant social policy" issue that would "transcend the day-to-day business matters of the company." *Staff Legal Bulletin No. 14C* (June 28, 2005). When determining if a shareholder proposal raises significant policy issues, the Staff has noted that it is not sufficient that the topic may have "recently attracted increasing levels of public attention," but that it must have "emerged as a consistent topic of widespread public debate." *Comcast Corporation* (February 15, 2011).

While there has been some discussion of exclusive forum provisions amongst academics and legal professionals, the issue has not reached the widespread level of consistent public debate and attention that the Staff has found necessary in the past to be considered a significant policy matter. *Cf. Tyson Foods, Inc.* (December 15, 2009) (reversing the original Staff decision and finding that a proposal regarding the use of antibiotics in raising livestock related to a significant social policy after considering the (i) existence of widespread public debate concerning the public health issue, (ii) increasing recognition of the issue among the public, and (iii) the existence of legislation or proposed legislation in Congress and the European Union).

Therefore, the Company believes that the Proposal may be properly excluded from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(7) because it deals with matters related to the Company's ordinary business operations including (i) the Company's compliance with laws and regulations, (ii) the Company's multi-jurisdictional litigation strategy, (iii) the Company's management of administrative costs and expenses, and (iv) the Company's internal assessment of risk.

Roper respectfully requests the Staff's concurrence with its decision to omit the Proposal from the 2012 Proxy Materials and further requests confirmation that the Staff will not recommend any enforcement action. Please do not hesitate to call Ning Chiu at (212) 450-4908 or the undersigned at (212) 450-4805 if you should have any questions or need additional information or as soon as a Staff response is available.

Respectfully yours,



Joseph Rinaldi

cc: Ning Chiu (Davis Polk & Wardwell LLP)
Cornish F. Hitchcock (Hitchcock Law Firm PLLC)
Scott Zdrazil (Amalgamated Bank)
David B. Liner (Roper Industries, Inc.)

EXHIBIT A

HITCHCOCK LAW FIRM PLLC
5505 CONNECTICUT AVENUE, NW • NO. 304
WASHINGTON, D.C. 20015-2601
(202) 489-4813 • FAX: (202) 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

14 December 2011

Mr. David B. Liner
Corporate Secretary
Roper Industries, Inc.
6901 Professional Parkway East, Suite 200
Sarasota, Florida 34340

Re: Shareholder proposal for 2012 annual meeting

Dear Mr. Liner:

On behalf of the Amalgamated Bank's LongView Large Cap 500 Index Fund (the "Fund"), I submit the enclosed shareholder proposal for inclusion in the proxy materials that Roper Industries plans to circulate to shareholders in anticipation of the 2012 annual meeting. The proposal is being submitted under SEC Rule 14a-8, and it relates to a recent bylaw change.

The Fund is an S&P 500 index fund, located at 275 Seventh Avenue, New York, N.Y. 10001. The Fund beneficially owns more than $2000 worth of Roper Industries common stock and has held those shares for over a year. A letter from the Bank as record owner confirming ownership is being submitted under separate cover. The Fund plans to continue ownership through the date of the 2012 annual meeting, which a representative is prepared to attend.

The Fund would be pleased to engage in a dialogue with the Company over the issues presented by this resolution. Please let me know if you would like to set up such a discussion. If you require any additional information, please let me know.

Very truly yours,



Cornish F. Hitchcock



14 December 2011

Mr. David B. Liner
Corporate Secretary
Roper Industries, Inc.
6901 Professional Parkway East, Suite 200
Sarasota, FL 34340

Via courier

Re: Shareholder proposal for 2012 annual meeting

Dear Mr. Liner:

This letter will supplement the shareholder proposal submitted to you by Cornish F. Hitchcock, attorney for the Amalgamated Bank's LongView LargeCap 500 Index Fund (the - "Fund"), who is authorized to represent the Fund in all matters in connection with that proposal.

At the time Mr. Hitchcock submitted the Fund's resolution, the Fund beneficially owned 19,100 shares of Roper Industries, Inc. common stock. These shares are held of record by Amalgamated Bank through its agent, CEDE & Co. The Fund has continuously held at least $2000 worth of the Company's common stock for more than one year prior to submission of the resolution and plans to continue ownership through the date of your 2012 annual meeting.

If you require any additional information, please let me know.

Sincerely,

Scott Zdrazil
First VP – Corporate Governance

America's Labor Bank•

275 SEVENTH AVENUE | NEW YORK, NY 10001 | 212-255-6200 | www.amalgamatedbank.com



RESOLVED: The shareholders of Roper Industries, Inc. (the "Company") hereby ask the board of directors to repeal the Company's "exclusive forum" bylaw, which was unilaterally adopted by the board of directors and which generally requires shareholders to bring certain types of legal actions only in Delaware, the state where the Company is incorporated.

SUPPORTING STATEMENT

In March 2011 the board of directors unilaterally and without notice to shareholders adopted a bylaw specifying that the Chancery Court in Delaware shall be the only court in which shareholders can pursue (a) a derivative action brought on behalf of the Company, (b) a suit asserting a breach of a fiduciary duty owed by a Company director, officer or other employee to the Company or its shareholders, (c) a claim arising under a provision of the Delaware General Corporation Law, or (d) a claim involving the "internal affairs" doctrine.

This change deprives shareholders of the flexibility that they normally enjoy to choose the forum in which to assert claims of wrongdoing. Rules specifying where a case may be brought are normally set by statute through a democratic process that weighs competing arguments. We find it troubling to see the board unilaterally taking away a right created by statute.

"Exclusive forum" bylaws are defended on the grounds that the Delaware Chancery Court moves cases more quickly than other courts and has judges who are experienced in corporate law. It is also argued that making Delaware the sole forum for lawsuits avoids the possibility of duplicative suits arising out of the same events.

There is no evidence that the current system imposes undue costs on the Company or shareholders. The Company's day-to-day operations in Delaware are very limited, and thus the documents and witnesses relevant to any lawsuit are likely to be located elsewhere. Litigating cases only in Delaware may thus be more expensive and inefficient than the current system.

Moreover, there are available mechanisms to consolidate and streamline litigation. In addition, if a non-Delaware court is asked to construe Delaware law and is uncertain as to the answer, there is a mechanism to obtain a prompt ruling on that legal question from the Delaware Supreme Court.

In short, we view this bylaw as a solution in search of a problem.

We believe that the board of directors should not abridge the right of shareholders to protect their investments, as the Company has done here. We therefore ask the board to repeal the existing bylaw as a deprivation of shareholder rights.

We urge you to vote "FOR" this proposal.

EXHIBIT B

ROPER INDUSTRIES, INC.
BY-LAWS

AMENDED AND RESTATED AS OF MARCH 16, 2011

ARTICLE 1
STOCKHOLDERS' MEETINGS

SECTION 1.01. *Places of Meetings.* All meetings of stockholders shall be held at such place or places in or outside of Delaware as the board of directors may from time to time determine or as may be designated in the notice of meeting or waiver of notice thereof, subject to any provisions of the laws of Delaware.

SECTION 1.02. *Annual Meetings.* The annual meeting of the stockholders shall be held on such date as the board of directors may determine and at the time and place as shall be decided by the board of directors and indicated in the notice of the meeting. The board of directors shall be elected thereat and such other business transacted as may be specified in the notice of the meeting, or as may be properly brought before the meeting. Written notice of the time and place of the annual meeting shall be given by mail to each stockholder entitled to vote at his address as it appears on the records of the corporation not less than the minimum nor more than the maximum number of days permitted under the laws of Delaware prior to the scheduled date thereof, unless such notice is waived as provided by Article 8 of these By-laws.

SECTION 1.03. *Special Meetings.* A special meeting of stockholders may be called at any time by order of the board of directors or the executive committee. Written notice of the time, place and specific purposes of such meetings shall be given by mail to each stockholder entitled to vote thereat at his address as it appears on the records of the corporation not less than the minimum nor more than the maximum number of days prior to the scheduled date thereof permitted under the laws of Delaware, unless such notice is waived as provide by Article 8 of these By-laws.

SECTION 1.04. *Meetings without Notice.* Meetings of the stockholders may be held at any time without notice when all the stockholders entitled to vote thereat are present in person or by proxy.

SECTION 1.05. *Voting.* At all meetings of stockholders, each stockholder entitled to vote on the record date as determined under Section 5.03 of these By-laws or if not so determined as prescribed under the laws of Delaware shall be entitled to such number of votes for each share of stock standing on record in his name, as shall be determined in accordance with the provisions of Article 4 of the certificate of incorporation or any amendment thereto.

SECTION 1.06. *Quorum and Action.*

(a) At any stockholders' meeting, a majority of the number of shares of stock outstanding and entitled to vote thereat present in person or by proxy shall constitute a quorum. If, however, such quorum shall not be present or represented, the chairman of the meeting, pursuant to Section 1.09 of these By-laws, or a majority in voting interest of the stockholders present in person or by proxy may adjourn any meeting from time to time, and the meeting may be held as adjourned without further notice, subject to such limitations as may be imposed under the laws of Delaware.

(b) When a quorum is present at any meeting, a majority of the voting power present in person or by proxy and entitled to vote on any question other than the election of directors shall decide any such question brought before such meeting unless the question is one upon which a different vote is required by express provision of the laws of Delaware, the certificate of incorporation or these By-laws, in which case such express provision shall govern.

(c) Subject to the rights of the holders of any series of preferred stock to elect additional directors under specific circumstances, a nominee for director shall be elected to the board of directors if the nominee receives a majority of the votes cast with respect to that nominee's election at any meeting for the election of directors at which a quorum is present; *provided, however,* that if as of the tenth (10th) day preceding the date the corporation first mails its notice of meeting for such meeting to the stockholders of the corporation, the number of nominees for director exceeds the number of directors to be elected (a "**contested election**"), the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors. For purposes of this Section 1.06(c) of these By-laws, a majority of the votes cast shall mean that the number of votes cast "for" a director's election exceeds the number of votes cast "against" that director's election, with "abstentions" and "broker non votes" not counted as a vote cast either "for" or "against" that director's election (but counted for purposes of determining a quorum). If an incumbent director nominee fails to receive a majority of the votes cast in an election that is not a contested election, the director shall immediately tender his or her resignation to the board of directors, such resignation to become effective upon acceptance by the board of directors. The Nominating and Governance Committee of the board of directors, or such other committee designated by the board of directors, shall make a recommendation to the board of directors as to whether to accept or reject the resignation of such incumbent director, or whether other action should be taken. The board of directors shall make a determination regarding whether to accept or reject such resignation, taking into account the committee's recommendation, and publicly disclose (by a press release and filing an appropriate disclosure with the Securities and Exchange Commission) its decision regarding the resignation within 90 days following certification of the election results. The Nominating and Governance Committee (or other committee) in making its recommendation, and the board of directors in making its decision, each may consider any factors and other information that they consider relevant and appropriate. If the board of directors accepts a director's resignation pursuant to this Section 1.06(c), or if a nominee for director is not elected and the nominee is not an incumbent director, the remaining members of the board of directors may fill the resulting vacancy pursuant to Section 4.02(a) of these By-laws, or may decrease the size of the board of directors pursuant to Section 2.01 of these By-laws.

SECTION 1.07. *List of Stockholders.* At least ten days before every meeting a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order and showing the address of and the number of shares registered in the name of each stockholder, shall be prepared by the secretary or the transfer agent in charge of the stock ledger of the corporation. Such list shall be open for examination by any stockholder as required by the laws of Delaware. The stock ledger shall be the only evidence as to who are the stockholders entitled to examine such list or the books of the corporation or to vote in person or by proxy at such meeting.

SECTION 1.08. *Advance Notice of Stockholder Nominees for Director and Other Stockholder Proposals.*

(a) The matters to be considered and brought before any annual or special meeting of stockholders of the corporation shall be limited to only such matters, including the nomination and election of directors, as shall be brought properly before such meeting in compliance with the procedures set forth in this Section 1.08.

(b) For any matter to be properly brought before any annual meeting of stockholders, the matter must be (i) specified in the notice of annual meeting given by or at the direction of the board of directors, (ii) otherwise brought before the annual meeting by or at the direction of the board of directors or (iii) brought before the annual meeting in the manner specified in this Section 1.08(b) by a stockholder of record entitled to vote at the annual meeting of shareholders on such matter. In addition to any other requirements under applicable law and the certificate of incorporation and By-laws of the corporation, persons nominated by stockholders for election as directors of the corporation and any other proposals by stockholders shall be properly brought before the meeting only if notice of any such matter to be presented by a stockholder at such meeting of stockholders (the "**Stockholder Notice**") shall be delivered to the secretary of the corporation at the principal executive office of the corporation not less than ninety (90) and not more than one hundred and twenty (120) days prior to the first anniversary date of the annual meeting for the preceding year; *provided, however,* if and only if the annual meeting is not scheduled to be held within a period that commences 30 days before such anniversary date and ends 30 days after such anniversary date (an annual meeting date outside such period being referred to herein as an "**Other Meeting Date**"), such Stockholder Notice shall be given in the manner provided herein by the later of the close of business on (x) the date ninety days (90) prior to such Other Meeting Date or (y) the tenth day following the date such Other Meeting Date is first publicly announced or disclosed. Any stockholder desiring to nominate any person or persons (as the case may be) for election as a director or directors of the corporation shall deliver, as part of such Stockholder Notice, a statement in writing setting forth (i) the name of the person or persons to be nominated, (ii) the number and class of all shares of each class of stock of the corporation owned of record and beneficially by each such person, as reported to such stockholder by such nominee(s), (iii) the information regarding each such person required by paragraphs (a), (e) and (f) of Item 401 of Regulation S-K adopted by the Securities and Exchange Commission (or the corresponding provisions of any regulation subsequently adopted by the Securities and Exchange Commission applicable to the corporation), (iv) each such person's signed consent to serve as a director of the corporation if elected, (v) such stockholder's name and address, (vi) the number and class of all shares of each class of stock of the corporation owned of record and beneficially by such stockholder (and any beneficial owner on whose behalf the nomination is made) and (vii) a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, warrants, stock appreciation or similar rights, hedging transactions and borrowed or loaned shares) that has been entered into by or on behalf of, or any other agreement, arrangement or understanding that has been made, the effect or intent of which is to mitigate loss, to manage risk or benefit of share price changes for, or increase or decrease the voting power of, such stockholder (and any beneficial owner on whose behalf the nomination is made) with respect to the corporation's securities. Any stockholder who gives a Stockholder Notice of any matter proposed to be brought before the meeting (other than to nominate a director or directors) shall deliver, as part of such Stockholder Notice, (A) the text of the proposal to be presented, (B) a brief written statement of the reasons why such stockholder favors the proposal and setting forth (C) such stockholder's name and address, (D) the number and class of all shares of each class of stock of the corporation owned of record and beneficially by such stockholder (and any beneficial owner on whose behalf the proposal is made), (E) a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, warrants, stock appreciation or similar rights, hedging transactions and borrowed or loaned shares) that has been entered into by or on behalf of, or any other agreement, arrangement or understanding that has been made, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such stockholder (and any beneficial owner on whose behalf the proposal is made) with respect to the corporation's securities and (F) if applicable, any material interest of such stockholder and such beneficial owner in the matter proposed (other than as a stockholder). As used herein, shares "beneficially owned" shall mean all shares which such person is deemed to beneficially own pursuant to Rules 13d-3 and 13d-5 under the Securities and Exchange Act of 1934 (the "**Exchange Act**"). If a stockholder is entitled to vote only for a specific class or category of directors at a meeting (annual or special), such stockholder's right to nominate one or more individuals for election as a director at the meeting shall be limited to such class or category of directors.

Notwithstanding anything in this Section 1.08(b) to the contrary, in the event that the number of directors to be elected to the board of directors of the corporation at the next annual meeting is increased and either all of the nominees for director at the next annual meeting or the size of the increased board of directors is not publicly announced or disclosed by the corporation at lease one hundred (100) days prior to the first anniversary of the preceding year's annual meeting, a Stockholder Notice shall also be considered timely hereunder, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the secretary of the corporation at the principal executive office of the corporation not later than the close of business on the tenth day following the first date all of such nominees or the size of the increased board of directors shall have been publicly announced or disclosed.

(c) Except as provided in the immediately following sentence, only such matters shall be properly brought before a special meeting of stockholders as shall have been brought before the meeting pursuant to the corporation's notice of meeting. In the event the corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the board of directors, any stockholder may nominate a person or persons (as the case may be), for election to such position(s) as specified in the corporation's notice of meeting, if the Stockholder Notice required by Section 1.08(b) hereof shall be delivered to the secretary of the corporation at the principal executive office of the corporation not later than the close of business on the tenth day following the day on which the date of the special meeting and either the names of the nominees proposed by the board of directors to be elected at such meeting or the number of directors to be elected is publicly announced or disclosed.

(d) For purposes of this Section 1.08, a matter shall be deemed to have been "publicly announced or disclosed" if such matter is disclosed in a press release reported by the Dow Jones News Service, Associated Press or comparable national news or wire service or in a document publicly filed by the corporation with the Securities and Exchange Commission.

(e) In no event shall the adjournment of an annual meeting or special meeting or the postponement of any meeting that does not require a change in the record date for such meeting, or any announcement thereof, commence a new period for the giving notice as provided in this Section 1.08. This Section 1.08 shall not apply to (i) shareholders proposals made pursuant to and in compliance with Rule 14a-8 under the Exchange Act or (ii) the election of directors selected by or pursuant to the provisions of Article 4 of the certificate of incorporation relating to the rights of the holders of any class or series of stock of the corporation having a preference over the common stock as to dividends or upon liquidation to elect directors under specified circumstances.

(f) The person presiding at any meeting of stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting, shall have the power and duty to determine whether notice of nominees and other matters proposed to be brought before a meeting has been duly given in the manner provided in this Section 1.08 and, if not so given, shall direct and declare at the meeting that such nominees and other matters are out of order and shall not be considered.

SECTION 1.09. *Conduct of Meetings.* The board of directors may adopt by resolution such rules, regulations and procedures for the conduct of meetings of stockholders as it shall deem appropriate. Except to the extent inconsistent with applicable law and such rules and regulations adopted by the board of directors, the chairman of each meeting of stockholders shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts, including causing an adjournment of such meeting, as, in the judgment of such chairman, are appropriate. Such rules, regulations or procedures, whether adopted by the board of directors or prescribed by the chairman of the meeting, may include, without limitation, the following: (a) the establishment of an agenda or order of business for the meeting, including fixing the time for opening and closing the polls for voting on each matter; (b) rules and procedures for maintaining order at the meeting and the safety of those present; (c) limitations on attendance at or participation in the meeting to stockholders of record of the Company, their duly authorized and constituted proxies or such other persons as the chairman shall permit; (d) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (e) limitations on the time allotted to questions or comments by participants. Unless, and to the extent determined by the board of directors or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with rules of parliamentary procedure.

SECTION 1.10. *Organization of Meetings.* Meetings of stockholders shall be presided over by the chairman of the board of directors, or in his or her absence by the president, or in the absence of the foregoing persons by a chairman designated by the board of directors, or, in the absence of any such designation, by a chairman chosen at the meeting. The secretary, or in the absence of the secretary, an assistant secretary, shall act as the secretary of the meeting, but in the absence of the secretary or assistant secretary, the chairman of the meeting may appoint any person to act as secretary of the meeting.

ARTICLE 2
BOARD OF DIRECTORS

SECTION 2.01. *Number and Qualification.* Subject to the rights of the holders of any series of preferred stock then outstanding, members of the board of directors shall be elected at each annual meeting of stockholders, in accordance with and subject to the provisions of the certificate of incorporation. Each director so elected shall serve until the election and qualification of his successor or until his earlier resignation or removal as provided in these By-laws. The initial number of directors shall be such as may be determined by the incorporators unless the initial directors are named in the certificate of incorporation, and thereafter the number of directors shall be such as may be determined, subject to the rights of the holders of any series of preferred stock then outstanding, from time to time by the affirmative vote of the majority of the members of the board of directors, but in no event shall the number be less than the minimum authorized under the laws of Delaware. In case of any increase in the number of directors between elections by the stockholders, the additional directorships shall be considered vacancies and shall be filled in the manner prescribed in Article 4 of these By-laws. Directors need not be stockholders. The initial board of directors shall be elected by the incorporators, unless such directors are named in the certificate of incorporation.

SECTION 2.02. *Powers.* The business and affairs of the corporation shall be carried on by or under the direction of the board of directors, which shall have all the powers authorized by the laws of Delaware, subject to such limitations as may be provided by the certificate of incorporation or these By-laws.

SECTION 2.03. *Compensation.* The board of directors may from time to time by resolution authorize the payment of fees or other compensation to the directors for services as such to the corporation, including, but not limited to, fees for attendance at all meetings of the board or of the executive or other committees, and determine the amount of such fees and compensation. Directors shall in any event be paid their traveling expenses for attendance at all meetings of the board or of the executive or other committees. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefor in amounts authorized or otherwise approved from time to time by the board or the executive committee.

SECTION 2.04. *Meetings and Quorum.* Meetings of the board of directors may be held either in or outside of Delaware. A quorum shall be a majority of the then authorized total number of directors. A director will be considered present at a meeting, even though not physically present, to the extent and in the manner authorized by the laws of Delaware.

The board of directors may from time to time provide for the holding of regular meetings with or without notice and may fix the times and places at which such meetings are to be held. Meetings other than regular meetings may be called at any time by the president or the chairman of the board and must be called by the president or by the secretary or an assistant secretary upon the written request of three (3) or more directors.

Notice of each meeting, other than a regular meeting (unless required by the board of directors), shall be given to each director by mailing the same to each director at his residence or business address at least ten days before the meeting or by delivering the same to him personally or by telephone or telecopy at least two days before the meeting.

Notice of any meeting shall state the time and place of such meeting, but need not state the purposes thereof unless otherwise required by the laws of Delaware, the certificate of incorporation, the By-laws, or the board of directors.

SECTION 2.05. *Executive Committee.* The board of directors may by resolution passed by a majority of the whole board provide for an executive committee of two or more directors and shall elect the members thereof to serve at the pleasure of the board and may designate one of such members to act as chairman. The board may at any time change the membership of the committee, fill vacancies in it, designate alternate members to replace any absent or disqualified members at any meeting of the committee, or dissolve it.

During the intervals between the meetings of the board of directors, the executive committee shall possess and may exercise any or all of the powers of the board of directors in the management or direction of the business and affairs of the corporation and under the By-laws to the extent authorized by resolution adopted by a majority of the entire board of directors, subject to such limitations as may be imposed by the laws of Delaware.

The executive committee may determine its rules of procedure and the notice to be given of its meetings, and it may appoint such committees and assistants as it shall from time to time deem necessary. A majority of the members of the committee shall constitute a quorum.

SECTION 2.06. *Other Committees.* The board of directors may by resolution provide for such other committees as it deems desirable and may discontinue the same at its pleasure. Each such committee shall have the powers and perform such duties, not inconsistent with law, as may be assigned to it by the board.

SECTION 2.07. *Action without Meetings.* Any action required or permitted to be taken at any meeting of the board of directors or any committee thereof may be taken without meeting to the extent and in the manner authorized by the laws of Delaware.

ARTICLE 3
OFFICERS

SECTION 3.01. *Titles and Election.* The officers of the corporation shall be a president, a secretary and a treasurer, who shall initially be elected as soon as convenient by the board of directors and thereafter, in the absence of earlier resignations or removals, shall be elected at the first meeting of the board following any annual stockholders' meeting, each of whom shall hold office at the pleasure of the board except as may otherwise be approved by the board or executive committee, or until his or her successor shall have been duly elected and qualified, or until his earlier death, resignation, removal under these By-laws or other termination of his employment. Any person may hold more than one office if the duties can be consistently performed by the same person, and to the extent permitted by the laws of Delaware.

The board of directors, in its discretion, may also at any time elect or appoint a chairman of the board of directors who shall be a director, and one or more vice presidents, assistant secretaries and assistant treasurers and such other officers as it may deem advisable, each of whom shall hold office at the pleasure of the board, except as may otherwise be approved by the board or executive committee, or until his earlier resignation, removal or other termination of employment, and shall have such authority and shall perform such duties as may be prescribed or determined from time to time by the board or in case of officers other than the chairman of the board, if not so prescribed or determined by the board, as the president or the then senior executive officer may prescribe or determine.

The board of directors may require any officer or other employee or agent to give bond for the faithful performance of his duties in such form and with such sureties as the board may require.

SECTION 3.02. *Duties.* Subject to such extension, limitations, and other provisions as the board of directors or the By-laws may from time to time prescribe or determine, the following officers shall have the following powers and duties:

(a) *Chairman of the Board.* The chairman of the board, when present, shall preside at all meetings of the stockholders and of the board of directors and shall be charged with general supervision of the management and policy of the corporation, and shall have such other powers and perform such other duties as the board of directors may prescribe from time to time.

(b) *President.* Subject to the board of directors and the provisions of these By-laws, the president shall be the chief executive officer of the corporation, shall exercise the powers and authority and perform all of the duties commonly incident to his office, shall in the absence of the chairman of the board preside at all meetings of the stockholders and of the board of directors if he is a director, and shall perform such other duties as the board of directors or executive committee shall specify from time to time. The president or a vice president, unless some other person is thereunto specifically authorized by the board of directors or executive committee, shall sign all bonds, debentures, promissory notes, deeds and contracts of the corporation.

(c) *Vice President.* The vice president or vice presidents shall perform such duties as may be assigned to them from time to time by the board of directors or by the president if the board does not do so. In the absence or disability of the president, the vice presidents in order of seniority may, unless otherwise determined by the board, exercise the powers and perform the duties pertaining to the office of president, except that if one or more executive vice presidents has been elected or appointed, the person holding such office in order of seniority shall exercise the powers and perform the duties of the office of president.

(d) *Secretary*. The secretary or in his absence an assistant secretary shall keep the minutes of all meetings of stockholders and of the board of directors, give and serve all notices, attend to such correspondence as may be assigned to him, keep in safe custody the seal of the corporation, and affix such seal to all such instruments properly executed as may require it, and shall have such other duties and powers as may be prescribed or determined from time to time by the board of directors or by the president if the board does not do so.

(e) *Treasurer*. The treasurer, subject to the order of the board of directors, shall have the care and custody of the moneys, funds, valuable papers and documents of the corporation (other than his own bond, if any, which shall be in the custody of the president), and shall have, under the supervision of the board of directors, all the powers and duties commonly incident to his office. He shall deposit all funds of the corporation in such bank or banks, trust company or trust companies, or with such firm or firms doing a banking business as may be designated by the board of directors or by the president if the board does not do so. He may endorse for deposit or collection all checks, notes, etc., payable to the corporation or to its order. He shall keep accurate books of account of the corporation's transactions, which shall be the property of the corporation, and together with all its property in his possession, shall be subject at all times to the inspection and control of the board of directors. The treasurer shall be subject in every way to the order of the board of directors, and shall render to the board of directors and/or the president of the corporation, whenever they may require it, an account of all his transactions and of the financial condition of the corporation. In addition to the foregoing, the treasurer shall have such duties as may be prescribed or determined from time to time by the board of directors or by the president if the board does not do so.

SECTION 3.03. *Delegation of Authority*. The board of directors or the executive committee may at any time delegate the powers and duties of any officer for the time being to any other officer, director or employee.

SECTION 3.04. *Compensation*. The compensation of the Chairman of the Board, the president, all vice presidents, the secretary and the treasurer shall be fixed by the board of directors or the executive committee, and the fact that any officer is a director shall not preclude him from receiving compensation or from voting upon the resolution providing the same.

ARTICLE 4

RESIGNATIONS, VACANCIES AND REMOVALS

SECTION 4.01. *Resignations.* Any director or officer may resign at any time by giving written notice thereof to the board of directors, the president or the secretary. Except as provided in Section 1.06(c), any such resignation shall take effect at the time specified therein or, if the time be not specified, upon receipt thereof; and unless otherwise specified therein or in these By-laws, the acceptance of any resignation shall not be necessary to make it effective.

SECTION 4.02. *Vacancies.*

(a) *Directors.* When the office of any director becomes vacant or unfilled whether by reason of death, resignation, removal, increase in the authorized number of directors or otherwise, such vacancy or vacancies may be filled, subject to the rights of the holders of any series of preferred stock then outstanding, by a majority vote of the directors then in office, although less than a quorum. Any director so elected by the board shall serve until the election and qualification of his successor or until his earlier resignation or removal as provided in these By-laws. The directors may also reduce their authorized number by the number of vacancies in the board, in accordance with the provisions of the certificate of incorporation, provided such reduction does not reduce the board to less than the minimum authorized by the laws of Delaware.

(b) *Officers.* The board of directors may at any time or from time to time fill any vacancy among the officers of the corporation.

SECTION 4.03. *Removals.*

(a) *Directors.* Except as may otherwise be prohibited or restricted under the laws of Delaware, the stockholders may, at any meeting called for such purpose, remove any director from office, but only for cause, as such term is defined in, and subject to the provisions of, Article 8 of the certificate of incorporation.

(b) *Officers.* Subject to the provisions of any validly existing agreement, the board of directors may at any meeting remove from office any officer, with or without cause, and may elect or appoint a successor; *provided* that if action is to be taken to remove the president the notice of meeting or waiver of notice thereof shall state that one of the purposes thereof is to consider and take action on his removal.

ARTICLE 5
CAPITAL STOCK

SECTION 5.01. *Certificate of Stock.* Every stockholder shall be entitled to a certificate or certificates for shares of the capital stock of the corporation in such form as may be prescribed or authorized by the board of directors, duly numbered and setting forth the number and kind of shares represented thereby. Such certificates shall be signed by the chairman of the board, the president or a vice president and by the treasurer or an assistant treasurer or by the secretary or an assistant secretary. Any or all of such signatures may be in facsimile if and to the extent authorized under the laws of Delaware.

In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed on a certificate has ceased to be such officer, transfer agent or registrar before the certificate has been issued, such certificate may nevertheless be issued and delivered by the corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue.

SECTION 5.02. *Transfer of Stock.* Shares of the capital stock of the corporation shall be transferable only upon the books of the corporation upon the surrender of the certificate or certificates properly assigned and endorsed for transfer. If the corporation has a transfer agent or agents or transfer clerk and registrar of transfers acting on its behalf, the signature of any officer or representative thereof may be in facsimile.

The board of directors may appoint a transfer agent and one or more co-transfer agents and a registrar and one or more co-registrars of transfer and may make or authorize the transfer agents to make all such rules and regulations deemed expedient concerning the issue, transfer and registration of shares of stock.

SECTION 5.03. *Record Dates.*

(a) In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the board of directors may fix in advance a record date which, in the case of a meeting, shall be not less than the minimum nor more than the maximum number of days prior to the scheduled date of such meeting permitted under the laws of Delaware and which, in the case of any other action, shall be not more than the maximum number of days prior to any such action permitted by the laws of Delaware.

(b) If no such record date is fixed by the board, the record date shall be that prescribed by the laws of Delaware.

(c) A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting;

provided, however, that the board of directors may fix a new record date for the adjourned meeting.

SECTION 5.04. *Lost Certificates.* In case of loss or mutilation or destruction of a stock certificate, a duplicate certificate may be issued upon such terms as may be determined or authorized by the board of directors or executive committee or by the president if the board or the executive committee does not do so.

ARTICLE 6
FISCAL YEAR, BANK DEPOSITS, CHECKS, ETC

SECTION 6.01. *Fiscal Year.* The fiscal year of the corporation shall commence or end at such time as the board of directors may designate.

SECTION 6.02. *Bank Deposits, Checks, Etc.* The funds of the corporation shall be deposited in the name of the corporation or of any division thereof in such banks or trust companies in the United States or elsewhere as may be designated from time to time by the board of directors or executive committee, or by such officer or officers as the board or executive committee may authorize to make such designations.

All checks, drafts or other orders for the withdrawal of funds from any bank account shall be signed by such person or persons as may be designated from time to time by the board of directors or executive committee or as may be designated by any officer or officers authorized by the board of directors or executive committee to make such designations. The signatures on checks, drafts or other orders for the withdrawal of funds may be in facsimile if authorized in the designation.

ARTICLE 7
BOOKS AND RECORDS

SECTION 7.01. *Place of Keeping Books.* Unless otherwise expressly required by the laws of Delaware, the books and records of the corporation may be kept outside of Delaware.

SECTION 7.02. *Examination of Books.* Except as may otherwise be provided by the laws of Delaware, the certificate of incorporation or these By-laws, the board of directors shall have power to determine from time to time whether and to what extent and at what times and places and under what conditions any of the accounts, records and books of the corporation are to be open to the inspection of any stockholder. No stockholder shall have any right to inspect any account or book or document of the corporation except as prescribed by statute or authorized by express resolution of the stockholders or of the board of directors.

ARTICLE 8
NOTICES

SECTION 8.01. *Requirements of Notice.* Whenever notice is required to be given by statute, the certificate of incorporation or these By-laws, it shall not mean personal notice unless so specified, but such notice may be given in writing by depositing the same in a post office, letter box, or mail chute, postpaid and addressed to the person to whom such notice is directed at the address of such person on the records of the corporation, or by any means of electronic communication, and such notice shall be deemed given at the time when the same shall be thus mailed or transmitted.

SECTION 8.02. *Waivers.* Any stockholder, director or officer entitled to notice pursuant to statute, the certificate of incorporation or these By-laws may, in writing, by cable, telegram or by any means of electronic communication, at any time waive any such notice. Such waiver of notice, whether given before or after any meeting or action, shall be deemed equivalent to notice. Presence of a stockholder either in person or by proxy at any stockholders' meeting and presence of any director at any meeting of the board of directors shall constitute a waiver of such notice as may be required by any statute, the certificate of incorporation or these By-laws.

ARTICLE 9
SEAL

The corporate seal of the corporation shall consist of two concentric circles between which shall be the name of the corporation and in the center of which shall be inscribed "Corporate Seal, Delaware".

ARTICLE 10
POWERS OF ATTORNEY

The board of directors or the executive committee may authorize one or more of the officers of the corporation to execute powers of attorney delegating to named representatives or agents power to represent or act on behalf of the corporation, with or without power of substitution.

In the absence of any action by the board or the executive committee, the president, any vice president, the secretary or the treasurer of the corporation may execute for and on behalf of the corporation waivers of notice of stockholders' meetings and proxies for such meetings in any company in which the corporation may hold voting securities.

ARTICLE 11
INDEMNIFICATION OF DIRECTORS AND OFFICERS

SECTION 11.01. *Indemnification Granted.* The corporation shall indemnify and hold harmless, to the full extent and under the circumstances permitted by the Delaware General Corporation Law as the same exists or may hereafter be amended (but if permitted by applicable law, in the case of any such amendment, only to the extent that such amendment permits the corporation to provide broader indemnification rights than said law permitted the corporation to provide prior to such amendment), any person made or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director, officer of the corporation or designated officer of an operating division or a subsidiary of the corporation, or is or was an employee or agent of the corporation, or is or was serving at the specific request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise; *provided, however,* that the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the board of directors or is a proceeding to enforce such person's claim to indemnification pursuant to the rights granted by this By-law. The right to indemnification conferred in this Article 11 shall also include the right to be paid by the corporation the expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorized by the Delaware General Corporation Law ("**advancement of expenses**") upon receipt (unless the corporation upon authorization of the board of directors waives such requirement to the extent permitted by applicable law) of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this By-law or otherwise. The right to indemnification conferred in this Article 11 shall be a contract right.

The corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or a designated officer of an operating division or a subsidiary of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss incurred by such person in any such capacity or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under the laws of Delaware.

This right of indemnification, including the advancement of expenses, shall not be deemed exclusive of any other rights to which a person indemnified herein may be entitled by or under the certificate of incorporation, these By-laws, agreement, vote of stockholders or disinterested directors or otherwise, and shall continue as to a person who has ceased to be a director, officer, designated officer, employee or agent and shall inure to the benefit of the heirs, executors, administrators and other legal representatives of such person.

It is not intended that the provisions of this article be applicable to, and they are not to be construed as granting indemnity with respect to, matters as to which indemnification would be in contravention of the laws of Delaware or of the United States of America whether as a matter of public policy or pursuant to statutory provision.

Neither the amendment nor repeal of this Article 11, nor the adoption of any provision of the certificate of incorporation or these By-laws, nor, to the fullest extent permitted by the laws of Delaware, any modification of law, shall adversely affect any right or protection of any person granted pursuant hereto existing at, or arising out of or related to any event, act or omission that occurred prior to, the time of such amendment, repeal, adoption or modification (regardless of when any proceeding (or part thereof) relating to such event, act or omission arises or is first threatened, commenced or completed).

For purposes of these By-laws, "**subsidiary**" means any corporation, trust, limited liability company or other non-corporate business enterprise in which the corporation directly or indirectly holds ownership interests representing (A) more than 50% of the voting power of all outstanding ownership interests of such entity (other than directors' qualifying shares, in the case of a corporation) or (B) the right to receive more than 50% of the net assets of such entity available for distribution to the holders of outstanding ownership interests upon a liquidation or dissolution of such entity.

SECTION 11.02. *Miscellaneous.* The board of directors may also on behalf of the corporation grant indemnification to any individual other than a person defined herein to such extent and in such manner as the board in its sole discretion may from time to time and at any time determine.

ARTICLE 12
FORUM

SECTION 12.01. *Forum.* The Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the corporation to the corporation or the corporation's stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, or (iv) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the corporation shall be deemed to have notice of and consented to the provisions of this Section 12.01.

ARTICLE 13
AMENDMENTS

These By-laws may be amended or repealed either:

(a) at any meeting of stockholders at which a quorum is present by vote of at least sixty-six and two-thirds percent (66-$^{2/3}$%) of the number of shares of stock entitled to vote present in person or by proxy at such meeting as provided in Section 1.05 and Section 1.06 of these By-laws, or

(b) at any meeting of the board of directors by a majority vote of the directors then in office; *provided* the notice of such meeting of stockholders or directors or waiver of notice thereof contains a statement of the substance of the proposed amendment or repeal.